COBHAM

RECEIVED
2007 JAN 11 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20137

5th January 2007

07020264

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

PROCESSED
JAN 17 2007
THOMSON FINANCIAL

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 4 December 2006.
2. Notice of allotment of shares or securities on Form 88(2) dated 18 December 2006.
3. Notice of allotment of shares or securities on Form 88(2) dated 19 December 2006.
4. 3 x Notice of allotment of shares or securities on Form 88(2) dated 3 January 2007.
5. General Purposes Committee resolution allotting securities dated 4 December 2006.
6. 2 x General Purposes Committee resolution allotting securities dated 18 December 2006.
7. General Purposes Committee resolution allotting securities dated 19 December 2006.
8. 4 x General Purposes Committee resolution allotting securities dated 3 January 2007.
9. Stock Exchange announcement dated 18 December 2006 relating to trading update.
10. Stock Exchange announcement dated 22 December 2006 relating to total voting rights.
11. 2 x Stock Exchange announcement dated 2 January 2007 relating to holding(s) in company.
12. Stock Exchange announcement dated 4 January 2007 relating to total voting rights.
13. Stock Exchange announcement dated 5 January 2007 relating to additional listing.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

SECRETARIAT

File No. 8234923

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	1,584		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

File No. 8234923

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address	Ordinary 2.5p, £,	1,584
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] JM POPE Date 4/12/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

File No. 8234923

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	64,387		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

File No. 8234923

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	**Class of shares allotted**	**Number allotted**
Address	Ordinary 2.5p, £,	17,087
UK Postcode		
Name ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Nottage	**Class of shares allotted**	**Number allotted**
Address 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	47,300
UK Postcode E C 3 P 3 D B		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK Postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK Postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 19/12/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report:	13th December 2006									Schedule 1.1 to					
Originator:	Yorkshire Building Society									General Purposes Committee Minute dated 18th December 2006					
			Option	Share				Exercised							
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	Share	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
005175631264	141103	5	0.939	0.914	MR	BARTRAM	AK	1810	1699.59	15 GODWINS WAY	STAMFORD BRIDGE	YORK	YO41 1DA	ANTHONY KEITH	SAL
005777215866	151105	7	1.24	1.215	MR	CONNOLLY	JP	887	1099.88	5 BRAMSTON ROAD	SOUTHAMPTON		SO15 5GH	JOHN PATRICK	RACAL
001410973062	121101	5	0.84	0.815	MR	MOUNTAIN	RE	1250	1050.00	13 ASHSDALE ROAD	HELMSLEY	YORK	YO62 5DE	RAYMOND ERIC	SAL
004830765563	141102	5	0.769	0.744	MR	MOUNTAIN	RE	880	676.72	13 ASHSDALE ROAD	HELMSLEY	YORK	YO62 5DE	RAYMOND ERIC	SAL
005777247666	151105	5	1.24	1.215	MR	MOUNTAIN	RE	177	219.48	13 ASHSDALE ROAD	HELMSLEY	YORK	YO62 5DE	RAYMOND ERIC	SAL
004423018660	290999	7	0.691	0.666	MR	RICHARDSON	M	1960	1354.36	1 WILLOW RISE	KIRKBYMOORSIDE	YORK	YO62 6BZ	MALCOLM	SAL
005175587164	141103	3	0.939	0.914	MRS	SHRIMPTON	SA	1810	1699.59	48 WINDBURY ROAD	SOUTHAMPTON		SO16 9NR	SALLY	RACAL
005175589864	141103	5	0.939	0.914	MRS	STEAD	VJ	2150	2018.85	7 TIMSON CLOSE	TOTTON	SOUTHAMPTON	SO40 8UF	VALERIE	RACAL
005175592864	141103	3	0.939	0.914	MR	TODD	RGA	1810	1699.59	FLAT 14, CARRINGTON HOUSE	39 WESTWOOD ROAD	SOUTHAMPTON	SO17 1DH	RONALD	RACAL
004830766363	141102	5	0.769	0.744	MR	TURNBULL	M	1330	1022.77	23 EASTFIELD ROAD	PICKERING		YO18 7HU	MICHAEL	SAL
005175608864	141103	3	0.939	0.914	MR	TURNBULL	M	2150	2018.85	23 EASTFIELD ROAD	PICKERING		YO18 7HU	MICHAEL	SAL
005777249266	151105	3	1.24	1.215	MR	TURNBULL	M	443	549.32	23 EASTFIELD ROAD	PICKERING		YO18 7HU	MICHAEL	SAL
008870678165	161104	5	1.076	1.051	MR	TURNBULL	M	430	462.68	23 EASTFIELD ROAD	PICKERING		YO18 7HU	MICHAEL	SAL
Totals								17087	£15,571.68						

File No. 8234923

File No. 8234923

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	20,920		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

File No. 8234923

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	20,920
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] JM POPE Date 19/12/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

File No. 8234923 / [illegible]

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	188,890		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

File No. 8234923

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode: EC3P 3DB	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 13,520
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode: EC3P 3DB	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 175,370
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed JM Pope Date 3/1/07.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

File No. 8234923

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	03	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	10,583		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

File No. 8234923

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address	Ordinary 2.5p, £,	10,583
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] J M POPE. Date 4/1/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

File No. 8234923

Closure report: 3rd January 2007

Originator: Yorkshire Building Society

Schedule1.1 to
General Purposes Committee Minute dated 3rd January 2007

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	Employee Number	Exercised Shares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
005777252266	151105	3	1.24	1.215	MR	BAILDON	MJ	151	967	1199.08	29 FEVERSHAM DRIVE	KIRKBYMOORSIDE	YORK		YO62 6DH	MATTHEW	SAL
005175636364	141103	3	0.939	0.914	MR	BOYD	SM	906	3690	3464.91	1 LAKESIDE WAY	NORTON	MALTON		YO17 9PG	STEVEN MCDOUGALL	SAL
005777273566	151105	3	1.24	1.215	MR	BOYD	SM	906	967	1199.08	1 LAKESIDE WAY	NORTON	MALTON		YO17 9PG	STEVEN MCDOUGALL	SAL
008870129165	161104	3	1.076	1.051	MR	BOYD	SM	906	1130	1215.88	1 LAKESIDE WAY	NORTON	MALTON		YO62 6TE	PHILLIP	SAL
005175622364	141103	3	0.939	0.914	MR	JOHNSON	P	620	1120	1051.68	ORCHARD COTTAGE	APPLETON-LE-MOORS	YORK		YO62 7RE	ELIZABETH	SAL
005777265466	151105	3	1.24	1.215	MRS	KENDALL	EM	707	290	359.60	THE SHEILINGS	CHAPEL STREET	NAWTON	YORK	YO62 6AD	MICHEAL	SAL
005777253066	151105	3	1.24	1.215	MR	RIVIS	M	169	2419	2999.56	5 WEST END	KIRKBYMOORSIDE	YORK				
Totals									10583	11489.79							

File No. 8234923 DM Thomas

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	62,750		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

File No. 8234923

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Ordinary 2.5p, £.	62,750
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] JMPOPE Date 3/1/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

File No. 8234923

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 4th December 2006

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedule dated 29th November 2006 have given notice to the company (such notice being accompanied by the appropriate subscription price of £1,691.39) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 1,584 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedule dated 29th November 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....

Chairman

File No. 8234923

Closure report: 29th November 2006
Originator: Yorkshire Building Society

Schedule 1.1 to
General Purposes Committee Minute dated 4th December 2006

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	Employee Number	Exercised Shares	Cost	Address1	Address2	Postcode	Forenames	Location
005175609664	141103	3	0.939	0.914	MR	DAVISON	NP	147	770	723.03	2A WHITBY ROAD	PICKERING	YO18 7BD	NIGEL PAUL	SAL
008870656065	161104	3	1.076	1.051	MR	DAVISON	NP	147	250	269.00	2A WHITBY ROAD	PICKERING	YO18 7BD	NIGEL PAUL	SAL
005777138066	151105	3	1.24	1.215	MR	WOODLAND	I	7802	564	699.36	135 ALEXANDRA ROAD	POOLE	BH14 9EP	IAN	FRL
Totals									**1584**	**£1,691.39**					

File No. 8234923

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 18th December 2006

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1, the share-save closure schedule, dated 13th December 2006, had given notice to the company (such notice being accompanied by the appropriate subscription price of £15,571.68) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 17,087 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 13th December 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

[signature]

Chairman

File No. 8234923

Closure report:	13th December 2006									Schedule 1.1 to					
Originator:	Yorkshire Building Society									General Purposes Committee Minute dated 18th December 2006					
			Option	Share				Exercised							
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	Share	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
005175631264	141103	5	0.939	0.914	MR	BARTRAM	AK	1810	1699.59	15 GODWINS WAY	STAMFORD BRIDGE	YORK	YO41 1DA	ANTHONY KEITH	SAL
005777215366	151105	7	1.24	1.215	MR	CONNOLLY	JP	887	1099.88	5 BRAMSTON ROAD	SOUTHAMPTON		SO15 5GH	JOHN PATRICK	RACAL
001410973062	121101	5	0.84	0.815	MR	MOUNTAIN	RE	1250	1050.00	13 ASHSDALE ROAD	HELMSLEY	YORK	YO62 5DE	RAYMOND ERIC	SAL
004830765563	141102	5	0.769	0.744	MR	MOUNTAIN	RE	880	676.72	13 ASHSDALE ROAD	HELMSLEY	YORK	YO62 5DE	RAYMOND ERIC	SAL
005777247666	151105	5	1.24	1.215	MR	MOUNTAIN	RE	177	219.48	13 ASHSDALE ROAD	HELMSLEY	YORK	YO62 5DE	RAYMOND ERIC	SAL
004423018660	290999	7	0.691	0.666	MR	RICHARDSON	M	1960	1354.36	1 WILLOW RISE	KIRKBYMOORSIDE	YORK	YO62 6BZ	MALCOLM	SAL
005175587164	141103	3	0.939	0.914	MRS	SHRIMPTON	SA	1810	1699.59	48 WINDBURY ROAD	SOUTHAMPTON		SO16 9NR	SALLY	RACAL
005175589864	141103	5	0.939	0.914	MRS	STEAD	VJ	2150	2018.85	7 TIMSON CLOSE	TOTTON	SOUTHAMPTON	SO40 8UF	VALERIE	RACAL
005175592864	141103	3	0.939	0.914	MR	TODD	RGA	1810	1699.59	FLAT 14, CARRINGTON HOUSE	39 WESTWOOD ROAD	SOUTHAMPTON	SO17 1DH	RONALD	RACAL
004830766363	141102	5	0.769	0.744	MR	TURNBULL	M	1330	1022.77	23 EASTFIELD ROAD	PICKERING		YO18 7HU	MICHAEL	SAL
005175608864	141103	3	0.939	0.914	MR	TURNBULL	M	2150	2018.85	23 EASTFIELD ROAD	PICKERING		YO18 7HU	MICHAEL	SAL
005777249266	151105	3	1.24	1.215	MR	TURNBULL	M	443	549.32	23 EASTFIELD ROAD	PICKERING		YO18 7HU	MICHAEL	SAL
008870678165	161104	5	1.076	1.051	MR	TURNBULL	M	430	462.68	23 EASTFIELD ROAD	PICKERING		YO18 7HU	MICHAEL	SAL
Totals								17087	£16,571.68						

File No. 8234923

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 18th December 2006

RECEIVED

Present:	**A E Cook**	**- Chairman**
	W G Tucker	
In attendance:	**J M Pope**	**- Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	P Nottage	"	47,300 ("U")	£56,089.76

It was resolved that a total of 47,300 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
P Nottage	47,300	1.16083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 47,300 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

File No. 8234923

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road Wimborne Dorset BH21 2BJ on 19th December 2006

Present:	**A E Cook**	-	**Chairman**
	W G Tucker	-	**By telephone**
In attendance:	**J M Pope**	-	**Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994) – [Approved ("A")]**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.11.01	C Chitty	19.12.06	13,220	£14,317.26
29.10.02	"	"	7,700	£7,019.78

It was resolved that a total of 20,920 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (p)
C Chitty	13,220	1.058
	7,700	0.88666

1.3 It was further resolved that the secretary be instructed:

1.3.1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 20,920 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Chairman

File No. 8234923

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 3rd January 2007

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
15.09.99	D Gaggin	03.01.07	175,370 ("U")	£149,881.72

It was resolved that a total of 175,370 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
D Gaggin	175,370	£0.82966

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 175,370 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

A E Cook

....

Chairman

File No. 8234923

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 3rd January 2007

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	A Humen Jr	03.01.07	13,520 ("U")	£16,032.42

It was resolved that a total of 13,250 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
A Humen Jr	13,520	£ 1.16083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 13,520 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

File No. 8234923

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 3rd January 2007

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on schedule 1.1, the share-save closure schedule, dated 3rd January 2007, had given notice to the company (such notice being accompanied by the appropriate subscription price of £11,489.79) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 10,583 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 3rd January 2007 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....

Chairman

File No. 8234923

Closure report:	3rd January 2007														Schedule1.1 to		
Originator:	Yorkshire Building Society														General Purposes Committee Minute dated 3rd January 2007		
AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	Employee Number	Exercised Shares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
005777252266	151105	3	1.24	1.215	MR	BAILDON	MJ	151	967	1199.08	29 FEVERSHAM DRIVE	KIRKBYMOORSIDE	YORK		YO62 6DH	MATTHEW	SAL
005175636364	141103	3	0.939	0.914	MR	BOYD	SM	906	3690	3464.91	1 LAKESIDE WAY	NORTON	MALTON		YO17 9PG	STEVEN MCDOUGALL	SAL
005777273566	151105	3	1.24	1.215	MR	BOYD	SM	906	967	1199.08	1 LAKESIDE WAY	NORTON	MALTON		YO17 9PG	STEVEN MCDOUGALL	SAL
008870129165	161104	3	1.076	1.051	MR	BOYD	SM	906	1130	1215.88	1 LAKESIDE WAY	NORTON	MALTON		YO17 9PG	STEVEN MCDOUGALL	SAL
005175622364	141103	3	0.939	0.914	MR	JOHNSON	P	620	1120	1051.68	ORCHARD COTTAGE	APPLETON-LE-MOORS	YORK		YO62 6TE	PHILLIP	SAL
005777265466	151105	3	1.24	1.215	MRS	KENDALL	EM	707	290	359.60	THE SHEILINGS	CHAPEL STREET	NAWTON	YORK	YO62 7RE	ELIZABETH	SAL
005777253066	151105	3	1.24	1.215	MR	RIVIS	M	169	2419	2999.56	5 WEST END	KIRKBYMOORSIDE	YORK		YO62 6AD	MICHEAL	SAL
Totals									10583	11489.79							

File No. 8234923

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 3rd January 2007

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
17.11.97	D M Thombs	02.01.07	35,200 ("U")	£29,807.36
20.10.98	"	"	27,550 ("U")	£17,062.54

It was resolved that a total of 62,750 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
D M Thombs	35,200	£0.8218
	27,550	£0.59433

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 62,750 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

Regulatory Announcement

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RECEIVED

Company	Cobham PLC
TIDM	COB
Headline	Trading Update
Released	07:00 18-Dec-06
Number	0593O

RNS Number:0593O
Cobham PLC
18 December 2006

18 December 2006

Trading Update

In line with its regular practice, Cobham plc ("Cobham" or "the Group") is today updating the market on trading prior to its 31 December 2006 year end and ahead of its preliminary results announcement on 15 March 2007.

The overall trading performance of the Group in the year to date remains consistent with expectations and prior guidance, despite currency headwind in the second half. For 2007 Cobham's expected transaction exposure has been hedged at a rate broadly equivalent to the effective rate in 2006.

As discussed at the time of the interim results, Cobham Air Refuelling and Auxiliary Mission Equipment and Cobham Defence Electronic Systems have continued to perform in line with the trends reported for the first six months. Looking forward, these divisions are expected to revert towards their medium term growth trends over time.

The Group has continued to make good progress on the implementation of the Strategic Review. In the second half of 2006, it has exited from two further businesses - Chelton Applied Composites in Sweden and Chelton Aviation in Texas. It is currently anticipated that the cumulative exceptional net profit on disposals, since the announcement of the Strategic Review in September 2005, will be around £20m. This is expected to fund total exceptional restructuring costs, which are anticipated in 2007 and beyond, as progress in restructuring the portfolio accelerates.

The Board is confident that Cobham's strong order book of approximately £1.6bn, robust balance sheet and the further encouraging progress on implementation of its strategy, will serve to position it well in rapidly growing markets and enhance its future growth prospects.

- ends -

ENQUIRIES

Cobham plc	
Allan Cook, Chief Executive	+44 (0)1202 882020
Warren Tucker, Group Financial Director	+44 (0)1202 882020
Julian Wais, Director of Investor Relations	+44 (0)1202 857998
Weber Shandwick Square Mile	
Susan Ellis/Kirsty Raper	+44 (0)20 7067 0700

NOTES

1. Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The company has five technology divisions and one in the service sector that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

2. This document contains 'forward-looking statements' with respect to the financial condition, results of operations and business of Cobham and to certain of Cobham's plans and objectives with respect to these items.

   Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal', or 'estimates'. By their very nature, forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or will occur in the future.

   There are various factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies, political situations and markets in which the Group operates; changes in government priorities due to programme reviews or revisions to strategic objectives: changes in the regulatory or competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; changes to or delays in programmes in which the Group is involved; the completion of acquisitions and divestitures and changes in exchange rates.

   All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Cobham or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Cobham does not intend to update these forward-looking statements.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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File No. 8234923

Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	09:50 22-Dec-06
Number	5497O

RNS Number:5497O
Cobham PLC
22 December 2006

Announcement

Cobham plc - total voting rights

In accordance with the Transparency Directive's transitional provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,130,609,139 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,130,609,139.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	17:25 03-Jan-07
Number	9461O

RNS Number:9461O
Cobham PLC
03 January 2007

LETTER TO: COBHAM PLC
DATED: 02 JANUARY 2007

Part VI of the Companies Act 1985 (the "Act")

This letter is to notify you, pursuant to Part VI of the Act, that Mr Francesc Rubiralta Vilaseca of Pol. Industrial San Vicente s/n,Castellbisbal, Barcelona 08755, Spain is interested indirectly in 57,000,000 ordinary shares of 2.5 pence each ("Ordinary Shares") in the capital of Cobham PLC. The name of the registered holder is as follows:

Name	Number of Ordinary Shares
Gestion y Asesoramiento Rio Ebro, S.L. Ayala 11 Madrid 28001 Spain	57,000,000

LETTER FROM: GESTION Y ASESORAMIENTO RIO EBRO, S.L.

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	17:22 03-Jan-07
Number	9450O

RNS Number:9450O
Cobham PLC
03 January 2007

LETTER TO: COBHAM PLC

DATED: 02 JANUARY 2007

Part VI of the Companies Act 1985 (the "Act")

This letter is to notify you, pursuant to Part VI of the Act, that Gestion y Asesoramiento Rio Ebro, S.L. of Ayala 11, Madrid 28001, Spain is interested directly in 57,000,000 ordinary shares of 2.5 pence each ("Ordinary Shares") in the capital of Cobham PLC. The name of the registered holder is as follows:

Name	Number of Ordinary Shares
Gestion y Asesoramiento Rio Ebro, S.L. Ayala 11 Madrid 28001 Spain	57,000,000

LETTER FROM: GESTION Y ASESORAMIENTO RIO EBRO, S.L.

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The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	17:16 04-Jan-07
Number	0228P

RNS Number:0228P
Cobham PLC
04 January 2007

Announcement

Cobham plc - total voting rights

In accordance with the Transparency Directive's transitional provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,130,871,362 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,130,871,362.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	11:57 05-Jan-07
Number	0562P

RNS Number:0562P
Cobham PLC
05 January 2007

Cobham plc announces that an application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 700,000 ordinary shares of 2.5p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Cobham Executive Share Option Scheme (1994).

This information is provided by RNS
The company news service from the London Stock Exchange

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